SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 19th October, 2005

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                Twin Mining Corporation

                                         (Registrant)

Date October 19, 2005

       s.   Hermann Derbuch

             Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

TWIN MINING CORPORATION Suite 1250, 155 University Avenue Toronto / Ontario M5H 3B7 Tel: (416) 777-0013 Fax: (416) 777-0014 Web-site:www.twinmining.com E-mail: info@twinmining.com

Press Release

Boise, Idaho / Toronto, Ontario

October 19, 2005

Twin Mining’s Atlanta Gold Corporation Reaches Settlement

with Idaho Conservation League To Clean Up Contaminated, Historic Mine Discharge

Twin Mining Corporation (“Twin Mining”) and the Idaho Conservation League jointly announce the settlement of a federal court complaint filed by the Idaho Conservation League against Twin Mining’s wholly owned subsidiary, Atlanta Gold Corporation, alleging that contaminated water was draining from an old mine tunnel, or “adit,” in the historic mining district near Atlanta, Idaho.  According to Atlanta Gold’s Bruce Thorndycraft, “We are gratified to work cooperatively with the Idaho Conservation League toward ensuring that state-of-the-art technology is used for this cleanup job.”  The water treatment structures are expected to be in place within the next couple of months.  They will replace less sophisticated facilities used previously.

The Idaho Conservation League’s complaint alleged that Atlanta Gold, as the owner of the old mining site, was in violation of the U.S. Clean Water Act by allowing the drainage to continue.  The adit was constructed in 1917, and seepage from it for many years has found its way into Montezuma Creek, a tributary of the Middle Fork Boise River.  Atlanta Gold has initiated the application process for a Clean Water Act permit from the Environmental Protection Agency (“EPA”) for this discharge,

Under the settlement, Atlanta Gold will complete construction of a new water treatment system by December 1, 2005, and will create a fund of $25,000 to be used for additional environmental projects benefiting water quality in the Boise River watershed.  The settlement has been submitted to the federal district court for approval.  John Robison of the Idaho Conservation League said: “"The Idaho Conservation League will continue to make sure Idaho's precious resource, clean water, stays clean for fishing, drinking, boating and irrigation. We hope this step results in cleaner water for the Boise River watershed.”

Atlanta Gold also proposed to extend its cleanup work to other historic adits on the property in conjunction with EPA oversight, and the Idaho Conservation League supports these efforts.

According to Thorndycraft, “We didn’t cause the mine drainage at our Atlanta property, but we recognize the need to clean it up.”  According to Thorndycraft, neither company expects this settlement to have a material effect on its financial position or operation, and neither has included the settlement as a factor in financial statements.

Contacts:

John Robison, Idaho Conservation League, 208-345-6942 x. 13

Bruce Thorndycraft, Atlanta Gold Corporation, 208-424-1028

For further information contact:  Hermann Derbuch, P.Eng.,

          Chairman, President & CEO, Twin Mining Corporation

                                                     Tel.: (416) 777-0013  Fax: (416) 777-0014 E-mail: info@twinmining.com

          Badshah Communications Group Ltd.

          Tel.: (604) 408.7522   Fax: (604) 408.7528